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                              December 20, 2022

       John L. Lubniewski
       Chief Executive Officer
       HTG Molecular Diagnostics, Inc.
       3430 E. Global Loop
       Tucson, AZ 85706

                                                        Re: HTG Molecular
Diagnostics, Inc.
                                                            Registration
Statement on Form S-1
                                                            File No. 333-268681
                                                            Supplemental
Response dated December 20, 2022

       Dear John L. Lubniewski:

               We have reviewed your proposed amendments to the registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

       Supplemental Response filed December 20, 2022

       Potential Modification of Certain Outstanding Warrants, page 21

   1. We note the proposed revised disclosure that, "[i]n connection with this offering, [you]
                                                        may amend the terms of
outstanding warrants" originally issued March 21, 2022, to
                                                        change the exercise
price and expiration date to coincide with those of the warrants in this offering, as inducement
of the holder(s) of those warrants to participate in this offering.
                                                        Based on this
disclosure and the additional marked changed pages you provided supplementally, it
appears you should revise this offering to include the registration of these warrants and
identify the existing investor(s) who will receive the repriced warrants in the offering. In
addition, tell us why the cost of the warrant repricing should not be included as an offering
expense. Refer to Item 511 of Regulation S-K. Finally,
 John L. Lubniewski
HTG Molecular Diagnostics, Inc.
December 20, 2022
Page 2
      please provide the proposed changed pages you submitted earlier today with your response, or under separate cover as correspondence in Edgar. We may have additional comments.
      You may contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                        Sincerely,

FirstName LastNameJohn L. Lubniewski                    Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NameHTG Molecular Diagnostics, Inc.
                                                        Services
December 20, 2022 Page 2
cc:       Asa Michael Henin
FirstName LastName